UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO-T/A

Tender Offer Statement in Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 5)

QUILMES INDUSTRIAL (QUINSA), SOCIÉTÉ ANONYME
(Name of Subject Company (issuer))

QUILMES INDUSTRIAL S.A.
(Translation of Issuer’s Name into English)

COMPANHIA DE BEBIDAS DAS AMÉRICAS — AMBEV
as Offeror
(Name of Filings Persons (identifying status as offeror, issuer or other person))

Class B Common Shares, without par value

American Depositary Shares, each of which represents two (2) Class B Shares, without par value, evidenced by American Depositary Receipts
(Title of Class of Securities)

74838Y20
(CUSIP Number)

Graham D. Staley
Companhia de Bebidas das Américas — AmBev
Rua Dr. Renato Paes de Barros, n° 1017, 4° andar
04530-001 São Paulo, SP
Brazil
(55-11) 2122-1428
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Kevin Kelley
Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, New York 10166
(212) 351-4000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the bidder)

Calculation of Filing Fee

Transaction Valuation*(1)	Amount of Filing Fee(2)
$385,596,349.00	$11,837.81

*	Set forth the amount on which the filing fee is calculated and state how it was determined

(1)	The transaction valuation is calculated by assuming the purchase of 5,483,950 Class A Shares and 8,800,060 Class B Shares, which is the maximum number of shares of Quilmes Industrial (Quinsa), Société Anonyme, subject to the Offer, multiplied by the purchase price of $4.125 per Class A Share and $41.25 per Class B Share in the event at least 5,968,722 Class B Shares (including Class B Shares held as ADSs) are tendered (and not validly withdrawn).

(2)	The fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, and the Fee Rate Advisory No. 4 for fiscal year 2008, equals $30.70 per $1,000,000 of the transaction value, or U.S. $11,837.81.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☑	going-private transaction subject to Rule 13e-3.

☑	amendment to Schedule 13D under Rule 13d-2. Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

This Amendment No. 5 to the Tender Offer Statement and Rule 13E-3 Transaction Statement filed under cover of Schedule TO (this “Schedule TO-T/A”) amends and supplements the Tender Offer Statement and Rule 13E-3 Transaction Statement filed under cover of Schedule TO filed by Companhia de Bebidas das Américas — AmBev, a Brazilian corporation (“AmBev” or the “Offeror”) on February 1, 2008 (the “Schedule TO”). This Schedule TO-T/A relates to the offer by Offeror to purchase any and all outstanding Class A Shares and Class B Shares (including Class B Shares held as American Depositary Shares (“ADSs”)) of Quilmes Industrial (Quinsa), Société Anonyme, a Luxembourg company (“Quinsa” or the “Company”) upon the terms and subject to the conditions set forth in the Offer Document and in the related Letters of Transmittal attached hereto as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) (which, as amended or supplemented from time to time, together constitute the “Offer”). The information set forth in the Offer Document, including all schedules thereto, and in Schedule TO-C filed with the Commission on December 26, 2007 by the Offeror, is hereby expressly incorporated by reference in response to all items of this Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included in or covered by the items in Schedule TO and is supplemented by the information specifically provided herein.

This combined Schedule TO also constitutes a Schedule 13E-3 in accordance with Instruction I to Schedule 13E-3 and Instruction J to Schedule TO.

ITEM 1.	SUMMARY TERM SHEET.

The information set forth under “Summary Term Sheet” in the Offer Document is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a) The name of the subject company is Quilmes Industrial (Quinsa), Société Anonyme. The address of Quinsa’s principal executive offices is 84, Grand Rue L-1660 Luxembourg, Grand-Duchy of Luxembourg. Quinsa is registered with the Luxembourg Register of Commerce and Companies under registered number RCS B No. 32 501. Quinsa’s telephone number is (352) 47 38 85. Quinsa’s authorized representative in the United States is Puglisi & Associates, 850 Library Avenue, Suite 204, P.O. Box 885, Newark, Delaware 19715. The information set forth in the Offer Document in Section 8 (“The Offer — Certain Information Concerning the Company and the Offeror”) is incorporated herein by reference.

(b) As of December 21, 2007, the Company had issued and outstanding 609,923,950 Class A Shares and 47,188,974 Class B Shares (including Class B Shares held as ADSs). The Class A Shares and Class B Shares (including Class B Shares held as ADSs) that the Offeror is offering to purchase represent approximately 0.9% of Quinsa’s outstanding Class A Shares and 18.65% of Quinsa’s outstanding Class B Shares, respectively.

(c) The information set forth in the Offer Document in Section 6 (“The Offer — Price Range of Shares and ADSs; Dividends”) is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a) AmBev is a filing person with a business address of Rua Dr. Renato Paes de Barros, 1017, 4th floor, CEP 04530-001, São Paulo, SP, Brazil, tel.: (5511) 2122-1415, e-mail: ir@ambev.com.br. The information set forth in the Offer Document in Section 8 (“The Offer — Certain Information Concerning the Company and the Offeror”) is incorporated herein by reference.

(b) The information set forth in the Offer Document in Section 8 (“The Offer — Certain Information Concerning the Company and the Offeror”) is incorporated herein by reference. During the last five years, none of AmBev has been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c) Not applicable.

ITEM 4.	TERMS OF THE TRANSACTION.

(a) The following information set forth in the Offer Document is incorporated herein by reference:

•	Summary Term Sheet;

•	Section A (“Special Factors — Purpose of the Offer; Certain Effects of the Offer”);

•	Section D (“Special Factors — United States Federal Income Tax Consequences”);

•	Section E (“Special Factors — Luxembourg Income Tax Consequences”);

•	Section 1 (“The Offer — Number of Shares”);

•	Section 2 (“The Offer — Procedures for Tendering Shares and ADSs”);

•	Section 3 (“The Offer — Withdrawal Rights”);

•	Section 4 (“The Offer — Purchase of Shares and ADSs and Payment of Purchase Price”);

•	Section 10 (“The Offer — Interest of Directors and Executive Officers”); and

•	Section 13 (“The Offer — Extension of the Tender Offer; Termination; Amendment”).

On January 28, 2008, AmBev issued a press release announcing that, as of close of business on January 28, 2008, 6,277,001 Class B shares of the Company (including Class B Shares held as ADSs), representing 71.3% of the outstanding Class B shares of Quinsa not owned by AmBev or its subsidiaries, had been tendered in and not withdrawn pursuant to the Offer. Therefore, pursuant to the terms and conditions of the Offer, AmBev increased the

Offer price to U.S.$4.125 per Class A share, U.S.$41.25 per Class B shares and U.S.$82.50 per ADS. A copy of the press release and a related letter to the Company’s shareholders is filed hereto as Exhibits (a)(1)(x) and (a)(i)(xi), respectively.

On February 12, 2008, AmBev issued a press release announcing the expiration of the Offer and announcing that it has accepted for purchase the 3,136,001 Class A shares and 8,239,536.867 Class B shares (including 7,236,336.867 Class B shares held as ADSs) of Quinsa, representing 57% of the outstanding Class A shares and 94% of the outstanding Class B shares of Quinsa not owned by AmBev or its subsidiaries, that were validly tendered and not validly withdrawn. The settlement of the offer is expected to occur on February 15, 2008. A copy of the press release is filed hereto as Exhibit (a)(1)(xii).

ITEM 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a) The information set forth in Section 9 (“The Offer — Past Contracts, Transactions, Negotiations and Agreements between AmBev and the Company”) and 10 (“The Offer — Interest of Directors and Executive Officers”) in the Offer Document is incorporated herein by reference.

(b) The information set forth in Section 9 (“The Offer — Past Contracts, Transactions, Negotiations and Agreements between AmBev and the Company”) in the Offer Document is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a), (b) and (c)(1) through (7) The information set forth in the Summary Term Sheet and in Sections A (“Special Factors — Purpose of the Offer; Certain Effects of the Offer”) and 8 (“The Offer — Certain Information Concerning the Company and the Offeror”) in the Offer Document is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) The information set forth in Section 7 (“The Offer — Source and Amount of Funds”) in the Offer Document is incorporated herein by reference.

(b), (d) None.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) and (b) The information set forth in Sections 8 (“The Offer — Certain Information Concerning the Company and the Offeror”), 9 (“The Offer — Past Contracts, Transactions, Negotiations and Agreements between AmBev and the Company”) and 10 (“The Offer — Interest of Directors and Executive Officers”) in the Offer Document is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) The information set forth in Section 14 (“The Offer — Fees and Expenses”) in the Offer Document is incorporated herein by reference.

ITEM 10.	FINANCIAL STATEMENTS.

(a) Not applicable.

(b) Not applicable.

ITEM 11.	ADDITIONAL INFORMATION.

(a) The information set forth in Sections 8 (“The Offer — Certain Information Concerning the Company and the Offeror”), 9 (“The Offer — Past Contacts, Transactions, Negotiations and Agreements between AmBev and the Company”), 10 (“The Offer — Interest of Directors and Executive Officers”) and 12 (“The Offer — Legal Matters; Regulatory Approvals”) in the Offer Document is incorporated herein by reference.

(b) The information set forth in the Offer Document, in the related Letter of Transmittal to Tender Shares and in the related Letter of Transmittal to Tender American Depositary Shares, copies of which are filed as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) respectively hereto, as each may be amended from time to time, is incorporated herein by reference.

ITEM 12.	EXHIBITS

(a)(1)(i)	Offer Document, dated December 28, 2007.****
(a)(1)(ii)	Letter of Transmittal to Tender Shares.*
(a)(1)(iii)	a. Letter of Transmittal to Tender American Depositary Shares.* b. Notice of Guaranteed Delivery.*
(a)(1)(iv)	Notice of Withdrawal.*
(a)(1)(v)	Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(vi)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(vii)	Press Release issued by AmBev on December 21, 2007 announcing Intent to Commence a Tender Offer (incorporated by reference to Exhibit 2.28 to Form TO-C filed on December 26, 2007).*
(a)(1)(viii)	Press Release issued by AmBev on December 28, 2007 announcing Commencement of a Tender Offer.*
(a)(1)(ix)	Letter from AmBev to Quinsa Shareholders.***
(a)(1)(x)	Press Release issued by AmBev on January 29, 2008 announcing the Increase of the Tender Offer Price.****
(a)(1)(xi)	Letter from AmBev to Quinsa Shareholders, dated January 31, 2008.****
(a)(1)(xii)	Press Release issued by AmBev on February 11, 2008 announcing the Results of the Tender Offer for Quinsa Shares and the Procedure for Settlement.
(a)(2)	Please see Exhibit(a)(1)(i).
(a)(3)	None. Please see Exhibit(a)(1)(i).
(a)(4)	Not applicable.
(a)(5)	None.
(b)	None. Please see Exhibit(a)(1)(i).
(c)(i)	Opinion of Citigroup Global Markets Inc. as Financial Adviser to the Company’s Board of Directors in connection with the Offer.**
(c)(ii)	Presentation by Citigroup Global Markets Inc. to the Board of Directors of the Company on January 14, 2008.**
(d)(i)	Stock Purchase Agreement, dated December 21, 2007 between AmBev and Punch Card Capital, LLC (incorporated by reference to Exhibit 99.2 to Schedule TO-C filed on December 26, 2007).
(d)(ii)	Stock Purchase Agreement, dated December 21, 2007 between AmBev and Arnhold and S. Bleichroeder Advisers, LLC (incorporated by reference to Exhibit 99.3 to Schedule TO-C filed on December 26, 2007).
(d)(iii)	Stock Purchase Agreement, dated December 21, 2007 between AmBev and Duma Master Fund, L.P. (incorporated by reference to Exhibit 99.4 to Schedule TO-C filed on December 26, 2007).
(d)(iv)	Please see Exhibit(a)(1)(vii).
(g)	None. Please see Exhibit(a)(1)(i).
(h)	None. Please see Exhibit(a)(1)(i).

*	Incorporated by reference to the Schedule TO-T filed on December 28, 2007.

**	Incorporated by reference to the Schedule TO-T/A filed on January 15, 2008.

***	Incorporated by reference to the Schedule TO-T/A filed on January 28, 2008.

****	Incorporated by reference to the Schedule TO-T/A filed on February 1, 2008.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Item 2.	Subject Company Information.

(d) The information set forth in Section 6 (“The Offer — Price Range of Shares and ADSs; Dividends”) in the Offer Document is incorporated herein by reference.

(e) Not applicable.

(f) The information set forth in Section 9 (“The Offer — Past Contacts, Transactions, Negotiations and Agreements between AmBev and the Company”) in the Offer Document is incorporated herein by reference.

Item 4.	Terms of Transaction.

(c) None.

(d) The information set forth in Section 11 (“The Offer — Appraisal Rights”) in the Offer Document is incorporated herein by reference.

(e) None.

(f) Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(c) The information set forth in Section 9 (“The Offer — Past Contacts, Transactions, Negotiations and Agreements between AmBev and the Company”) in the Offer Document is incorporated herein by reference.

(e) The information set forth in Section 9 (“The Offer — Past Contacts, Transactions, Negotiations and Agreements between AmBev and the Company”) in the Offer Document is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(b) The information set forth in the Summary Term Sheet and in Section A (“Special Factors — Purpose of the Offer; Certain Effects of the Offer”) in the Offer Document is incorporated herein by reference.

(c)(8) The information set forth in the Summary Term Sheet and in Section A (“Special Factors — Purpose of the Offer; Certain Effects of the Offer”) in the Offer Document is incorporated herein by reference.

Item 7.	Purposes, Alternatives, Reasons and Effects.

(a) through (c), The information set forth in the Offer Document in the Summary Term Sheet, and in Sections 1 (“The Offer — Number of Shares”) and A (“Special Factors — Purpose of the Offer; Certain Effects of the Offer”) of the Offer Document is incorporated herein by reference.

(d) The information set forth in the Offer Document in the Summary Term Sheet, and in Sections A (“Special Factors — Purpose of the Offer; Certain Effects of the Offer”), D (“Special Factors — United States Federal Income Tax Consequences”) and E (“Special Factors — Luxembourg Income Tax Consequences”) of the Offer Document is incorporated herein by reference.

Item 8.	Fairness of the Transaction.

(a) through (f) The information set forth in the Offer Document in the Summary Term Sheet, in Sections B (“Special Factors — Position of the Offeror Regarding Fairness of the Offer”), C (“Special Factors — Position of the Company Regarding Fairness of the Offer”), F (“Special Factors — Reports, Opinions, Appraisals and Negotiations”), and 9 (“The Offer — Past Contracts, Transactions, Negotiations and Agreements between AmBev and the Company” and “Opinion of Citigroup Global Markets Inc. as Financial Adviser to the Company’s Board of Directors in connection with the Offer” and “Presentation by Citigroup Global Markets Inc. to the Board of Directors of the Company on January 14, 2008” (attached hereto as Exhibits (c)(i) and (c)(ii), respectively) is incorporated herein by reference.

Item 9.	Reports, Opinion, Appraisals and Negotiations.

(a), (b) and (c) See Item 8 above and the “Opinion of Citigroup Global Markets Inc. as Financial Adviser to the Company’s Board of Directors in connection with the Offer” and “Presentation by Citigroup Global Markets Inc. to the Board of Directors of the Company on January 14, 2008”, attached hereto as Exhibits (c)(i) and (c)(ii), respectively. In addition, the information set forth in the Offer Document in Sections C (“Special Factors — Position of the Company Regarding Fairness of the Offer”) and F (“Special Factors — Reports, Opinions, Appraisals and Negotiations”) is hereby incorporated by reference.

Item 10.	Source and Amount of Fund or Other Consideration.

(c) The information set forth in Section 14 (“The Offer — Fees and Expenses”) is incorporated herein by reference.

Item 12.	The Solicitation or Recommendation.

(d) The information set forth in Section 10 (“The Offer — Interest of Directors and Executive Officers”) is incorporated herein by reference.

(e) The information set forth in Sections B (“Special Factors — Position of the Offeror regarding fairness of the Offer”), C (“Special Factors - Position of the Company regarding fairness of the Offer”), 8 (“The Offer - Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares and ADSs”) and 9 (“The Offer — Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares and ADSs”), as well as the information in Item 8 above, is incorporated herein by reference.

Item 13.	Financial Information.

(a) The audited financial statements of Quinsa as of and for the two fiscal years ended December 31, 2005, and December 31, 2006, are hereby expressly incorporated herein by reference to Quinsa’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006, filed with the SEC on September 14, 2007. The unaudited financial information of Quinsa as of and for the six-month periods ended June 30, 2006 and June 30, 2007, are hereby incorporated herein by reference to Quinsa’s Current Report on Form 6-K filed with the SEC on August 15, 2007.

     Ratio of earnings to fixed charges

	Dec-05	Dec-06	Jun-07

Ratio	6.0	8.2	9.4

     Book Value Per Share (as of June 30, 2007)

Book Value per Class A share	0.68
Book Value per Class B share	6.80

(b) Not material.

Item 14.	Persons/Assets Retained, Employed, Compensated or Used.

(a) The Company retained Citigroup to act as financial advisor to the Board in connection with the Offer. Under the terms of Citigroup’s engagement letter, dated December 29, 2007, the Company agreed to pay Citigroup a fee of $200,000 for delivering its opinion, which fee was payable upon delivery of Citigroup’s opinion. The Company also agreed to indemnify Citigroup and related persons against liabilities, including liabilities under the federal securities laws, arising out of its engagement. See “Item 8. Fairness of the Transaction — Miscellaneous”. A copy of the written opinion of Citigroup attached hereto as Exhibit (c)(i) is incorporated herein by reference.

The Company has selected Innisfree M&A Incorporated to act as Information Agent in connection with the Offer. The Information Agent may contact holders of shares by mail, telephone and in person and may request brokers, dealers, commercial banks, trust companies and other nominee shareholders to forward materials relating to the Offer to beneficial owners. The Information Agent will receive reasonable and customary compensation for their services, be reimbursed for certain reasonable out-of-pocket expenses and be indemnified against certain liabilities in connection with the Offer, including certain liabilities under the federal securities laws.

In addition, the information set forth in Section C (“Special Factors — Position of the Company regarding fairness of the Offer”) is incorporated herein by reference.

Item 16.	Exhibits.

(f) The information set forth in Section 11 (“The Offer — Appraisal Rights”) in the Offer Document is incorporated herein by reference.

Signature

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2008

COMPANHIA DE BEBIDAS DAS
AMÉRICAS — AMBEV,

by

/s/  Pedro de Abreu Mariani
Name:     Pedro de Abreu Mariani

Title:	Officer

by

/s/  Graham David Staley
Name:     Graham David Staley

Title:	Officer